17008943

SEC
Mail Processing
Section

MAR 01 2017

Washington DC
406

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 23406

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Centennial Securities Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3075 Charlevoix Dr. SE
(No. and Street)

Grand Rapids (City) Michigan (State) 49546 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Randall L. Hansen 616-942-7680
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Echelbarger, Himebaugh, Tamm & Co., P.C.
(Name – *if individual, state last, first, middle name*)

2301 East Paris Avenue SE (Address) Grand Rapids (City) Michigan (State) 49546 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Randall L. Hansen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Centennial Securities Company, Inc., as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

ELIZABETH TSIRONIS
Notary Public, Kent County, MI
My Commission Expires 5/14/2017

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EHTC
CPAs & Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

February 27, 2017

To the Board of Directors and Stockholders of
Centennial Securities Company, Inc.

We have audited the accompanying statement of financial condition of Centennial Securities Company, Inc. as of December 31, 2016, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of Centennial Securities Company, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Centennial Securities Company, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary schedules have been subjected to audit procedures performed in conjunction with the audit of Centennial Securities Company, Inc.'s financial statements. The supplemental information is the responsibility of Centennial Securities Company, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Form X-17A-5 Part III and the supplemental schedules listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information contained in Form X-17A-5 Part III and the supplemental schedules has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Respectfully submitted,

Echelbarger, Himebaugh, Tamm & Co., P.C.

Echelbarger, Himebaugh, Tamm & Co., P.C.
Grand Rapids, Michigan

CENTENNIAL SECURITIES COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

CURRENT:	
Cash and cash equivalents	$ 1,092,350
Receivables:	
Commissions and clearing	356,221
Employee	18,444
Note receivable - short term	50,000
Deferred tax asset	3,743
Prepaid expenses	90,242
TOTAL CURRENT ASSETS	1,611,000
PROPERTY AND EQUIPMENT:	
Leasehold improvements	98,532
Furniture	428,182
	526,714
Less accumulated depreciation	(432,565)
NET PROPERTY AND EQUIPMENT	94,149
OTHER ASSETS:	
Deposit with clearing organization	50,000
Note receivable - long term	100,000
Investment in affiliate	8,234
TOTAL OTHER ASSETS	158,234
	$ 1,863,383

See independent auditor's report and notes to financial statements.

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:	
Commissions payable	$ 259,736
Accrued compensation	311,132
Accrued federal income tax	96,888
Accrued state income tax	19,499
Other accrued liabilities	12,000
TOTAL LIABILITIES	699,255
STOCKHOLDERS' EQUITY:	
Common stock - $0.10 par, 50,000 shares authorized; 7,633 issued and outstanding	763
Additional paid-in capital	933,325
Retained earnings	230,040
TOTAL STOCKHOLDERS' EQUITY	1,164,128
	$ 1,863,383

See independent auditor's report and notes to financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Cash and Cash Equivalents

Cash and cash equivalents include cash and deposits with maturities fewer than 90 days. The Company held no cash equivalents at December 31, 2016.

Receivables

Receivables are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts, if needed, through a provision for bad debt expense and an adjustment to an allowance for bad debt based on its assessment of the current status of individual accounts. Accounts still outstanding after management has used reasonable collection efforts are written off through a charge to the allowance for bad debt and a credit to accounts receivable. No allowance for doubtful accounts was considered necessary as of December 31, 2016.

Commission Income

Commission income is recorded on a trade date basis and normally settled within 30 days.

Liabilities Subordinated to Claims of General Creditors

The Company does not have any liabilities subordinated to claims of general creditors.

Property, Equipment and Depreciation

Property and equipment is recorded at cost. Major improvements and renewals are capitalized while maintenance and repairs generally are expensed. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Management annually reviews these assets to determine whether carrying values have been impaired.

The following useful lives are being used to depreciate property and equipment:

Leasehold improvements	5-8 years
Furniture and equipment	5 years

Note 1 continued on next page.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Advertising

The Company expenses advertising costs as incurred.

Income Taxes

Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenditures. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Subsequent Events

In preparing these financial statements the Company has evaluated events and transactions for potential recognition or disclosure through, February 27, 2017, the date the financial statements were available to be issued.

Variable Interest Entities

FASB ASC 810, "Consolidation of Variable Interest Entities" clarifies existing accounting principles related to the preparation of consolidated financial statements when the equity investors in an entity do not have the characteristics of a controlling financial interest or when the equity at risk is not sufficient for the entity to finance its activities without additional subordinated financial support. FASB ASC 810 requires a company to evaluate all existing arrangements to identify situations where a company has a "variable interest" in a "variable interest entity" and further determine when such variable interests require a company to consolidate the variable interest entities' financial statement with its own.

Note 1 continued on next page.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Amendment 2014-07 of FASB ASC 810 permits a private company lessee to elect an alternative not to apply variable interest entity (VIE) guidance to a lessor if the lessor and the lessee are under common control and have a leasing arrangement and substantially all activities between the two are related to leasing activities.

The accounting alternative is an accounting policy election that, when elected, should be applied by a private company lessee to all current and future lessor entities under common control that meet the criteria for applying this approach.

The Company's management has elected the alternative accounting policy under this amendment of not applying the VIE guidance to a certain related party as defined by FASB ASC 810 amendment 2014-07. The Company has not consolidated this related entity in these financial statements. Information concerning transactions with the related entity is disclosed in note entitled "Related Parties."

NOTE 2 - NATURE OF ORGANIZATION, RISKS AND UNCERTAINTIES

Centennial Securities Company, Inc. is a securities broker-dealer and is registered with the Securities and Exchange Commission and the states of Michigan, Ohio, Indiana, Illinois, Florida, and various other states. The Company is a licensed member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC).

The Company has entered into a membership agreement with the FINRA under which it is exempt from the provisions of the Securities and Exchange Commission's Rule 15c3-3 pursuant to paragraph (k)(2)(ii). As such, the Company must clear all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer and promptly transmit all customer funds and securities to the clearing broker or dealer. The Company must refrain from holding customer funds or safe-keeping customer securities.

The Company introduces transactions and conducts business on a fully disclosed basis. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, it operates under certain exempted regulatory provisions.

Commissions and clearing organization receivables were substantially collected subsequent to year-end and are likewise considered subject to minimal risk. The Company's customers reside principally in western Michigan and northern Illinois.

NOTE 3 - CASH

Substantially all cash is on deposit with two financial institutions. At various times the Company's cash balances exceeds the Federally Insured limits. At December 31, 2016, the Company's institutional balances totaled $1,092,350 of which $842,350 was uninsured by the Federal Deposit Insurance Corporation (FDIC).

NOTE 4 - DEPOSIT WITH CLEARING ORGANIZATION

The Company is required to maintain a collateral account with its clearing organization with a minimum market value of $50,000.

NOTE 5 - NOTES RECEIVABLE

Notes receivable consist of three loans of $50,000 each to a Company employee. These notes are non-interest bearing and each requires payment in full on the loans due dates of May 1, 2017, 2018, or 2019. No payments are due until these dates. If the employee remains employed by the Company on these due dates, the Company will forgive the applicable loan to this employee. As the Company expects the loans to be repaid in full or to be forgiven according to the agreements, the Company concluded no allowance for loan losses was required.

NOTE 6 - INVESTMENT IN AFFILIATE

The Company has a 49% investment in Jim Roberts – Centennial Securities Advisory Services LLC at December 31, 2016. The Company has accounted for the investment under the equity method. The Company recognizes its share in the net earnings or losses of the affiliate as they occur. Dividends received are accounted for as a reduction of the investment. The Company received $7,435 in dividends during 2016.

NOTE 7 - RELATED PARTIES

C.S.C. II, Inc. owns an office building and leases office space to Centennial Securities Company, Inc. on a month-to-month basis. Total rent amounted to $149,635 for the year ended December 31, 2016. Centennial Securities Company, Inc. has no ownership interest in C.S.C. II, Inc., however the shareholders of Centennial Securities Company, Inc. are the same shareholders of C.S.C. II, Inc. The creditors of C.S.C. II, Inc. generally have no recourse against the credit of Centennial Securities Company, Inc.

The Company on occasion will advance commissions or cover expenses incurred by their financial advisors. Balances due from financial advisors under this arrangement were $17,794 at December 31, 2016.

NOTE 8 - LINE OF CREDIT

The Company has a $150,000 line of credit with Chemical Bank. There were no borrowings against the line at December 31, 2016. The line bears interest at the bank's prime lending rate less 0.25%, which was 3.50% at December 31, 2016. The line of credit expires on June 10, 2017 and is secured by the unlimited guarantee of CSC II Inc. The Company's agreement with the bank also includes certain affirmative and negative covenants. The Company is in compliance with these covenants at December 31, 2016.

NOTE 9 - LEASES

The Company leases office space from an outside party under the terms of an agreement expiring in September 2017. Rental expense under this agreement totaled $34,879 for 2016. The Company leases additional office space from an outside party under the terms of an agreement expiring in March 2017. Rental expense under this agreement totaled $53,476 for 2016.

The Company leases certain equipment under non-cancelable operating leases expiring at various times through 2021. Rental expense under these agreements totaled approximately $17,092 in 2016.

Note 9 continued on next page.

NOTE 9 - LEASES (CONTINUED)

Future minimum lease payments required under the non-cancelable operating leases are:

2017	$ 50,842
2018	8,028
2019	8,028
2020	8,028
2021	4,014
	$ 78,940

NOTE 10 - INCOME TAXES

As of and for the year ended December 31, 2016, the Company, with the consent of its stockholders, elected under the Internal Revenue code to be treated as a C Corporation. Therefore, the Company is subject to federal income tax liabilities and also certain state income tax liabilities.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. Federal, state, and local tax returns generally remain open for examination by the various taxing authorities for a period of three to four years.

The provision for income taxes in the statement of income for the year ended December 31, 2016 is made up of the following components:

Federal income tax:	
Current	$ 96,888
Deferred	(3,743)
State income tax:	
Current	19,499
TOTAL	$ 112,644

Note 10 continued on next page.

NOTE 10 - INCOME TAXES (CONTINUED)

The net deferred tax benefits included in the accompanying balance sheet as of December 31, 2016 are comprised of current deferred tax assets of $4,647 and current deferred tax liabilities of $904.

The deferred tax asset results from charitable contributions deductible against future taxable income.

The deferred tax liability results from the net difference in the timing of depreciation expense for financial reporting and tax reporting purposes.

NOTE 11 - REGULATORY NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of FINRA the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2016, the Company had regulatory net capital of $714,316 and a minimum regulatory net capital requirement of $100,000. The ratio of aggregate indebtedness to net capital was 0.9789 to 1 at December 31, 2016.

NOTE 12 - RETIREMENT PLAN

The Company maintains a retirement plan which covers substantially all employees and is qualified under Section 401(k) of the Internal Revenue Code. The plan is a safe harbor 401(k) plan. The Company contributed approximately $148,000 to the plan for 2016.

NOTE 13 - STOCK REPURCHASE AGREEMENT

The stockholders and the Company have the option to purchase any company stock offered for sale by stockholders.

In the event of the death, disability, retirement, or termination of a stockholder the remaining stockholders have the option to purchase their company stock. The Company is obligated to repurchase any company stock not purchased by the remaining stockholders. The purchase price under this provision is the amount agreed to periodically by the stockholders. For 2016, the buyback provision was 160% of net book value.

Any amounts paid by the Company under this agreement are subject to the Company's ability to meet net capital requirements established by the Securities Exchange Act Rule 15c3-1.

NOTE 14 - COMMITMENTS, GUARANTEES AND CONTINGENCIES

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company has never been called upon to make payments under such guarantees, and believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company has never been called upon to make payments under such guarantees, and believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

On or about September 28, 2016, an arbitration claim was filed in the amount of $73,722 with the Financial Industry Regulatory Authority against the Company and two current registered representatives / employees and one former registered representative / employee. The claim is in the early stages, with no arbitration hearing date or preliminary scheduling conference set to date. Upon consultations with its legal counsel, the Company believes that it is neither probable nor remote a material settlement related to this dispute will be made. Therefore, the Company has not recorded any contingent liability in the financial statements related to this claim.